EXHIBIT 99.1

World Renowned Law Firm Grant & Eisenhofer Files Class Action Lawsuit Against Canadian Banks CIBC and RBC Alleging Illegal Stock Market Manipulation of Quantum BioPharma Shares

TORONTO, Dec. 19, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), understands that Quantum BioPharma shareholder Paul Durkacz has filed a class action lawsuit alleging that investors in Quantum BioPharma were the victims of stock manipulation. The suit alleges that between January 6, 2021, and October 15, 2025, shareholders who sold securities of Quantum Biopharma Ltd., formerly known as FSD Pharma Inc., were significantly and materially harmed.

A link to this complaint can be found here.

Quantum Biopharma intends to seek appointment as a lead plaintiff in this class action in order to assist in protecting its shareholders.

For more information visit: www.quantumbiopharma.com and https://www.quantumbiopharma.com/quantum-biopharma-vs-banks

Quantum Biopharma Ltd. has renewed the services of LWM for one month starting December 22, 2025.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 19.86% as of September 30, 2025 of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “hopes”, “alleges”, “pending”, “further”, or variations of such words and phrases or statements that certain actions events or results “may”, “could”, “which”, or “will” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements regarding: the Company’s ongoing litigation against major financial institutions; the potential outcome or judgment value; expectations regarding whistleblower submissions and related rewards; continued market integrity initiatives; future business performance and possible acquisitions.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the ability to obtain and validate whistleblower evidence; the timing and outcome of legal proceedings; resolution of ongoing litigation on favourable terms, availability and sufficiency of litigation funding; continued regulatory compliance and market stability for the Company’s operations.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the adverse outcome of legal actions; the receipt and credibility of whistleblower disclosures; changes in applicable laws and regulations; the actions of third parties involved in alleged manipulation; evolving market dynamics; the sufficiency of future litigation proceeds to fund the Company’s whistleblower reward; the continued ability to obtain sufficient litigation funding; limited future growth opportunities, and reliance on key personnel.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com